Exhibit 4.20

POWER OF ATTORNEY

We, Youxin Yishouche (Beijing) Information Technology Co., Ltd. (the “Company”), a limited liability company organized and existing under the laws of the PRC, with its address Room 323602, F36, Building 5, Yard 1, Futong East Street, Chaoyang District, Beijing, and a holder of 100% of the entire registered capital in Beijing Fengshun Lubao Vehicle Auction Co., Ltd. (the “Domestic Company”) as of the date when the Power of Attorney is executed, hereby irrevocably authorize Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd. (formerly known as Beijing Fengshun Lubao Network Information Technology Co., Ltd.) (“WFOE”) to exercise the following rights relating to all equity interests held by the Company now and in the future in the Domestic Company (“Our Shareholding”) during the term of this Power of Attorney:

The WFOE is hereby authorized to act on behalf of the Company as our exclusive agent and attorney with respect to all matters concerning Our Shareholding, including without limitation to: (1) attending shareholders’ meetings of the Domestic Company; (2) exercising all the shareholder’s rights and shareholder’s voting rights the Company is entitled to under the laws of China and the Domestic Company’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of Our Shareholding in part or in whole; and (3) designate and appoint on behalf of the Company the legal representative, the directors, supervisors, the chief executive officer and other senior management members of the Domestic Company.

Without limiting the generality of the powers granted hereunder, WFOE shall have the power and authority to, on behalf of the Company itself execute all the documents the Company shall sign as stipulated in the Exclusive Option Agreement entered into by and among the Company, the WFOE and the Domestic Company on July 20, 2018 and the Equity Pledge Agreement entered into by and among the Company, the WFOE and Domestic Company on July 20, 2018 (including any modification, amendment and restatement thereto, collectively the “Transaction Documents”), and perform the terms of the Transaction Documents.

All the actions associated with Our Shareholding conducted by the WFOE shall be deemed as the Company’s own actions, and all the documents related to Our Shareholding executed by the WFOE shall be deemed to be executed by the Company.  The Company hereby acknowledges and ratifies those actions and/or documents by the WFOE.

The WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to the Company or obtaining the Company’s consent. If required by PRC laws, the WFOE shall designate a PRC citizen to exercise the aforementioned rights.

During the period that the Company is a shareholder of the Domestic Company, this Power of Attorney shall be irrevocable and continuously effective and valid from the date of execution of this Power of Attorney.

During the term of this Power of Attorney, the Company hereby waives all the rights associated with Our Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by the Company.

This Power of Attorney is written in Chinese and English.  The Chinese version and English version shall have equal legal validity.

This Power of Attorney is signed on July 20, 2018.

Youxin Yishouche (Beijing) Information Technology Co., Ltd.

		By:	Zheng Zeng
		Name:	Zheng Zeng
		Title:	Legal Representative

Accepted by

Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd.

By:	Shuo Huang
Name:	Shuo HUANG
Title:	Legal Representative

Acknowledged by:

Beijing Fengshun Lubao Vehicle Auction Co., Ltd.

By:	Shuo Huang
Name:	Shuo HUANG
Title:	Legal Representative